FORM SBSE-C Certification 1	Applicant Name: _____ Date:_____ SEC Filer No: _____	**Official Use**
	INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	

Instructions:	This Certification 1 must be signed by a senior officer of the *applicant*.

I certify that -

(1) after due inquiry, I have reasonably determined that the applicant has developed and implemented written policies and procedures reasonably designed to prevent violation of federal securities laws and the rules thereunder, and

(2) I have documented the process by which I reached such determination.

Applicant Name: NATiais	Date: 10/20/2021
Signature of Senior Officer: *[signature]*	Name of Senior Officer: Nicolas NAMiAS
	Title of Senior Officer CEO